EXHIBIT 99.1

CHINA LIBERL EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

2

China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2020	2019
Assets
Current Assets
Cash	$6,223,083	$1,702,279
Accounts receivable, net	339,465	518,191
Contract receivable, net	2,726,953	1,639,213
Advance to suppliers	256,037	836,766
Deferred initial public offering costs	-	649,451
Prepaid expenses and other current assets	213,143	339,260
Total current assets	9,758,681	5,685,160

Property and equipment, net	50,017	77,782
Operating lease right-of-use assets, net	-	18,372
Contract receivable, net– non-current	1,764,806	1,071,826
Total non-current assets	1,814,823	1,167,980
Total Assets	$11,573,504	$6,853,140

Liabilities and STOCKHOLDERS’ Equity

CURRENT LIABILITIES
Account payable	$382,234	$51,071
Deferred revenue	165,299	562,056
Taxes payable	476,033	404,453
Due to a related party	556,311	461,633
Operating lease liabilities - current	-	10,326
Accrued expenses and other current liabilities	226,438	178,276
TOTAL CURRENT LIABILITIES	1,806,315	1,667,815

Operating lease liabilities – non-current	-	5,350
TOTAL LIABILITIES	1,806,315	1,673,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 6,333,333 and 5,000,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	6,333	5,000
Additional paid-in capital	9,358,487	4,579,116
Statutory reserve	407,534	379,952
Retained earnings	421,111	528,315
Accumulated other comprehensive loss	(426,276)	(312,408)
Total Equity	9,767,189	5,179,975

Total Liabilities and STOCKHOLDERS’ Equity	$11,573,504	$6,853,140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2020	2019

REVENUE, NET	$2,270,788	$1,880,068
COST OF REVENUE	(1,482,515)	(1,022,655)
GROSS PROFIT	788,273	857,413

OPERATING EXPENSES
Selling expenses	(130,465)	(156,061)
General and administrative expenses	(770,618)	(511,024)
Total operating expenses	(901,083)	(667,085)

(LOSS) INCOME FROM OPERATIONS	(112,810)	190,328

OTHER INCOME
Interest income	82,770	3,617
Other expense, net	(907)	(2,179)
Total other income, net	81,863	1,438

(LOSS) INCOME BEFORE INCOME TAXES	(30,947)	191,766

INCOME TAX PROVISION	(48,675)	(52,756)

NET (LOSS) INCOME	(79,622)	139,010

COMPREHENSIVE (LOSS) INCOME
Total foreign currency translation adjustment	(113,868)	(18,085)
TOTAL COMPREHENSIVE (LOSS) INCOME	(193,490)	120,925

Weighted average number of shares, basic and diluted	5,366,300	5,000,000
Basic and diluted (loss) earnings per ordinary share	$(0.02)	$0.03

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

	Ordinary shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Stockholders’	Non-Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity	Interest	Equity
Balance at December 31, 2018	5,000,000	$5,000	$4,579,116	$294,158	$88,967	$(234,237)	$4,733,004	$518,575	$5,251,579

Acquisition of 8.8228% non-controlling interest	-	-	-	-	87,238	-	87,238	(540,907)	(453,669)
Appropriation to statutory reserve	-	-	-	28,612	(28,612)	-	-	-	-
Net income	-	-	-	-	139,010	-	139,010	-	139,010
Foreign currency translation gain (loss)	-	-	-	-	-	(18,085)	(18,085)	22,332	4,247
Balance at June 30, 2019	5,000,000	$5,000	$4,579,116	$322,770	$286,603	$(252,322)	$4,941,167	$-	$4,941,167

Balance at December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975	$-	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704	-	4,780,704
Appropriation to statutory reserve	-	-	-	27,582	(27,582)	-	-	-	-
Net loss	-	-	-	-	(79,622)	-	(79,622)	-	(79,622)
Foreign currency translation loss	-	-	-	-	-	(113,868)	(113,868)	-	(113,868)
Balance at June 30, 2020	6,333,333	$6,333	$9,358,487	$407,534	$421,111	$(426,276))	$9,767,189	$-	$9,767,189

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(79,622)	$139,010
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	12,234	20,320
Loss from disposal of property and equipment	27,381	-
Amortization of right-of-use assets	18,181	-
Changes in operating assets and liabilities:
Accounts receivable	172,176	(99,777)
Contract receivable	(1,834,390)	297,936
Advances to suppliers	571,128	(339,463)
Prepaid expenses and other current assets	745,854	(511,104)
Due from related party	-	73,685
Deferred initial public offering costs	-	(321,569)
Accounts payable	332,972	67,350
Deferred revenue	(390,331)	470,410
Taxes payable	77,397	90,591
Accrued expenses and other current liabilities	33,843	9,208
Net cash used in operating activities	(313,177)	(103,403)

Cash flows from investing activities
Purchase of property and equipment	(12,831)	(13,026)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	(453,669)
Net cash used in investing activities	(12,831)	(466,695)

Cash flows from financing activities
Proceeds from borrowing from a related party	94,804	481,431
Net proceeds from initial public offering	4,780,704	-
Net cash provided by financing activities	4,875,508	481,431

Effect of exchange rate changes on cash	(28,696)	3,988

Net increase (decrease) in cash	4,520,804	(84,679)

Cash, beginning of period	1,702,279	2,077,166
Cash, end of period	$6,223,083	$1,992,487

Supplemental disclosure information:
Income taxes paid	$20,321	$19,911
Interest paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% equity interest of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Boya Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% equity interest in Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”), with the registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date (see Note 11). The Company borrowed cash from a related party to make this acquisition payment (see Note 8). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the People’s Republic of China (the “PRC”) under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, sales of textbooks and course material, Overseas Study Consulting Services and technological consulting services provided for targeted Chinese universities/colleges to help them improve their data management system and to optimize their teaching and operating environment. In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Revenue generated from this line of business was de minimis as of June 30, 2020.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on March 25, 2019. The reorganization involved the incorporation of China Liberal, and the transfer of the 100% equity interest of Yi Xin BVI to China Liberal. Consequently, China Liberal became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC, Hong Kong and BVI.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Initial Public Offering

On May 12, 2020, the Company completed its initial public offering (“IPO”) of 1,333,333 common shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $4.8 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Global Market under the symbol “CLEU.”

Details of the subsidiaries of the Company as of June 30, 2020 were set out below:

	Date of	Jurisdiction of
Name of Entity	Formation	Formation	% of Ownership	Principal Activities
China Liberal	February 25, 2019	Cayman Islands	Parent, 100%	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education services provider

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 29, 2020.

The accompanying unaudited condensed consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong and China Liberal Beijing. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations (see Note 13- Subsequent Events).

Liquidity

During the six months ended June 30, 2020, the Company had negative cash flow from operations of $0.3 million and reported a net loss of $0.08 million. The Company had cash of $6.2 million at June 30, 2020. Commencing in December 2019, a novel strain of coronavirus (COVID-19) surfaced, which caused lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. The continued uncertainties associated with COVID-19 has negatively impacted the Company’s study abroad consulting services and “smart campus” related technological consulting services as well as its cash flows from operations in 2020.

On May 12, 2020, the Company completed its IPO of 1,333,333 common shares at a public offering price of $6.00 per share for net proceeds of approximately $4.8 million. Management believes that the Company’s current cash of approximately $6.2 million will be sufficient to meet its working capital needs for at least the next 12 months from the issuance of the unaudited condensed consolidated financial statements.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts and contracts receivable, net

Accounts and contracts receivable are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2020, and December 31, 2019, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities/colleges, when the projects under the contracts have been completed and accepted by Chinese universities/colleges, but the balances have not been past due based on the contracted payment schedules. The Company had not incurred any bad debts with Chinese universities/colleges in the past, and considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of June 30, 2020 and December 31, 2019 (See Note 4).

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2020, and December 31, 2019, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. The Company completed its IPO on May 12, 2020, and accordingly, the December 31, 2019 capitalized deferred offering costs of $649,451 have been charged to shareholders’ equity.

Lease

The Company adopted ASU 2016-02, “Leases” on January 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately $0.02 million as of January 1, 2019, with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard.

The Company’s main operating subsidiary, China Liberal Beijing, leases office space for its headquarter office under non-cancelable operating lease agreements. In June 2020, the Company terminated its then existing lease, and relocated its headquarters office in Beijing to a new location with efficient space. As a result, the December 31, 2019 ROU assets of $18,372 has been fully amortized during the six months ended June 30, 2020 and there was no ROU assets and operating lease liabilities as of June 30, 2020. The Company’s new office lease starts in July 2020 for two years.

Operating lease expense for the six months ended June 30, 2020 and 2019 was $113,025 and $144,857, respectively.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2020 and December 31, 2019.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, accounts payable, deferred revenue, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of June 30, 2020 and December 31, 2019 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5-10 years
Leasehold improvement	Shorter of the lease term or estimated useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below. Revenues are reported net of all value added taxes.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company generates its revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities/colleges to forge partnerships with Chinese host universities/colleges to establish international education programs at degree level. Chinese host universities/colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities/colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities/colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities/colleges and the jointly managed academic programs, which are collected first by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities/colleges. The host universities/colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities/colleges provide that (1) the host universities/colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the six months ended June 30, 2020 and 2019, respectively.

-	Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities/colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities/colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/colleges. Historically, as a result of timely interaction with the host universities/colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/colleges that needs to be accrued. There were no complaints received from the host universities/colleges with respect to the Company’s services for the six months ended June 30, 2020 and 2019 which required material adjustment to the amount of fees received by the Company.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign joint education programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

-	Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

-	Technological Consulting Services for Smart Campus Solutions

Under the concept of “creating smart campus”, the Company’s technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. The Company’s “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized “smart campus” solutions and services are delivered.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

In addition, some of the Company’s “smart campus” related technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of income and comprehensive income as providing financing to the customers is a core component under such contracts.

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple element arrangements. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, appropriate revenue recognition convention is then applied to each separate unit of accounting. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligation in same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract. The Company allocates contract revenue to the identified separate units based on their relative fair value.

Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. Revenue allocated to technological consulting services for “smart campus” solution is recognized upon completion of each unit of service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The Company’s contract assets, consist primarily of accounts receivable related to providing educational services associated with Sino-foreign jointly managed education programs and study abroad consulting services to enrolled students, and contract receivable associated with providing technological consulting services for smart campus solutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment.

The Company had accounts receivable related to revenues from Sino-foreign jointly managed education programs and study abroad consulting services of $339,465 and $518,191 as of June 30, 2020 and December 31, 2019, respectively. The outstanding accounts receivable of $518,191 as of December 31, 2019 and $339,465 as of June 30, 2020 have been subsequently fully collected.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

In addition, the Company had contract receivable of $4,491,759 (including current and non-current portion of $2,726,953 and $1,764,806, respectively) and $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) as of June 30, 2020 and December 31, 2019, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities/colleges. The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities/colleges. As of June 30, 2020, the Company’s short-term contract receivable included $2,641,879 receivable from Fuzhou Melbourne Polytechnic (“FMP”) and $45,969 receivable from other Chinese universities/colleges. Subsequently, from July to early December 2020, the Company collected approximately $0.8 million (RMB 5.7 million) short-term contract receivable from FMP and remaining short-term contract receivable is expected to be collected before March 31, 2021. The FMP long-term contract receivable of $1,635,878 is expected to be collected in 2021 based on the contract payment terms (see Note 4). In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $168,033 as of June 30, 2020. The Company had not incurred any bad debts with Chinese universities/colleges in the past in connection with its undertaking of these services, and accordingly the Company considers the contract receivable fully collectible.

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $165,299 and $562,056 as of June 30, 2020 and December 31, 2019, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. The June 30, 2020 deferred revenue balance primarily consisted of deferred revenue associated with the Company’s Overseas Study Consulting Services when the Company received advance payment from customers while the performance obligations have not been completed as of the balance sheet date. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with the Company’s Sino-foreign jointly managed academic programs and $259,416 deferred revenue associated with the Company’s “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue from Sino-foreign Jointly Managed Academic Programs	$1,264,823	$1,240,856
Revenue from Technological Consulting Services for Smart Campus Solutions	933,240	625,896
Revenue from Overseas Study Consulting Services	72,725	-
Revenue from textbook and course material sales	-	13,316
Total revenue	$2,270,788	$1,880,068

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities/colleges, the Company provides technical support to help Chinese universities/colleges to customize their campus data management application system to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of income and comprehensive income.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and services through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $241 and $10,119 for the six months ended June 30, 2020 and 2019, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2020 and 2019. The Company does not believe there was any uncertain tax position as of June 30, 2020 and December 31, 2019.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended June 30, 2020 and 2019. As of June 30, 2020, all of the tax returns of the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiary ranged from 3% to 6%.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2020 and 2019, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of June 30, 2020. The Company operates primarily through its subsidiary China Liberal Beijing in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2020	June 30, 2019	December 31, 2019
Period-end spot rate	US$1=RMB 7.0651	US$1=RMB 6.8668	US$1=RMB 6.9680
Average rate	US$1=RMB 7.0416	US$1=RMB 6.7856	US$1=RMB 6.9088

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	June 30, 2020 (Unaudited)	December 31, 2019
Accounts receivable- Sino-foreign Jointly Managed Academic Program	$339,466	$37,296
Accounts receivable- Overseas Study Consulting Services	-	480,895
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$339,466	$518,191

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities/colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. The June 30, 2020 accounts receivable balance was fully collected by October 2020.

NOTE 4 — CONTRACTS RECEIVABLE, NET

Contracts receivable consists of the following:

	June 30, 2020 (Unaudited)	December 31, 2019
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$3,829,822	$2,450,312
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	447,935	-
Financing component associated with FMP contract receivable (1)	168,033	164,992
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	45,969	95,735
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	4,491,759	2,711,039
Less: current portion of contract receivable	2,726,953	1,639,213
Contracts receivable, non-current	$1,764,806	$1,071,826

_____________

(1) In 2017, the Company entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school. These projects have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018.

Total contract price under the 2017 FMP “smart campus” project was RMB 16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB 5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee during the period of 2019 to 2021.

Based on the contract payment schedule, RMB 16.68 million earned project fee shall be paid in three equal installments of RMB 5,561,180 (approximately $798,103) before December 20 of each year from 2019 to 2021. RMB 5.05 million Post-contract maintenance and technical support fee will also be paid in four installments in 2018 to 2021 when services are rendered.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

As of June 30, 2020, total outstanding contract receivable from FMP 2017 contract amounted to $2,560,170, including the following:

2017 FMP Contract	Amount as of June 30, 2020	Contracted payment due date
Contract receivable	$2,199,164
Maintenance fees	361,006
Total	2,560,170
Less: current portion of contract receivable	1,830,541	By December 31, 2020
Non-current portion	$729,629	By December 31, 2021

As of June 30, 2020, current portion of contract receivable associated with FMP 2017 contract amounted to $1,830,541, including receivable of $1,202,962 for services completed before December 31, 2019 and receivable of $627,579 for services completed during the six months ended June 30, 2020. The COVID-19 outbreak and spread caused school closures until May and June 2020, as a result, the collection of the December 31, 2019 contract receivable balance has been delayed. As of the date of this filing, for the Company’s current portion of contract receivable balance as of June 30, 2020, the Company collected approximately $0.8 million (RMB 5.7 million) from FMP, and expects to collect the remaining $1 million by March 31, 2021.

In addition to the 2017 FMP contract, in 2019, the Company entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center include two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB 7.1 million (USD 1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been rescheduled to summer of 2020 and completed in August 2020, and accordingly not included in the June 30, 2020 contract receivable balance. During the six months ended June 30, 2020, the Company completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized $0.7 million revenue.

As of June 30, 2020, total outstanding contract receivable from FMP 2019 contract amounted to $1,717,587, including the following:

2019 FMP Contract	Amount	Contracted payment due date
Contract receivable	$1,630,658
Maintenance fees	86,929
Total	1,717,587
Less current portion	811,338	By December 31, 2020
Non-current portion	$906,249	By December 31, 2021

As of June 30, 2020, contract receivable associated with FMP 2019 contract amounted to $1,717,587, including receivable of $918,164 for services completed before December 31, 2019, receivable of $712,494 for services completed during the six months ended June 30, 2020 and maintenance fee of $86,929. Based on contract payment term, $811,338 will be due in December 31, 2020 and the remaining will be paid by FMP in 2021. For the current portion of contract receivable of $811,338 associated with FMP 2019 contract, the Company expects to collect from FMP by March 31, 2021.

As of June 30, 2020 and December 31, 2019, no allowance for doubtful accounts was recorded as the Company considers all of the contract receivable on “smart campus” projects from FMP fully collectible because in addition to the “smart campus” project, the Company has worked with FMP on Sino-foreign Jointly Managed Academic Programs since 2011 and there was no payment default based on past experience with FMP. Accordingly, management believes that cash collection from FMP is reasonably assured.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the six months ended June 30, 2020 and 2019, was as follows:

	For the six months end June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue from 2019 FMP “smart campus” contract	$710,072	-
2017 FMP contract post-installation maintenance fee revenue	94,771	$97,184
2019 FMP contract post-installation maintenance fee revenue	88,510	-
Total revenue from FMP “smart campus” contracts	$893,353	$97,184

(2) The Company has entered into additional smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Total value of these smart campus solution contracts was $1,420,409. Most of these new smart campus contracts had been executed, completed, and accepted by these universities/colleges and the Company recognized revenue of $1,118,842 in 2019. Due to school closure and business disruptions because of the COVID-19 outbreak, the progress of some of these projects was delayed and the Company substantially completed these projects during the summer of 2020. As of June 30, 2020, contract receivable from these smart campus projects amounted to only $45,969.

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities/colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $256,037 and $836,766 as of June 30, 2020 and December 31, 2019, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2020 (Unaudited)	December 31, 2019
Other receivable (1)	$88,251	$234,710
Others prepaid expenses (2)	124,892	104,550
Subtotal	213,143	339,260
Allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$213,143	$339,260

____________

(1)	Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and deposit as security for performance of the contract.

(2)	Other prepaid expenses include prepaid rental expense and prepaid insurance expense, which are amortized over the service periods.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Transportation vehicles	$215,149	$218,147
Electronic equipment	90,588	87,176
Office equipment and furniture	663	27,941
Leasehold improvement	-	46,128
Subtotal	306,400	379,392
Less: accumulated depreciation	(256,383)	(301,610)
Property and equipment, net	$50,017	$77,782

Depreciation expense was $12,234 and $20,320 for the six months ended June 30, 2020 and 2019, respectively. In June 2020, China Liberal Beijing relocated its headquarters office to a new location for a efficient space. In connection with the office relocation, the Company disposed certain fully depreciated office equipment and furniture and leasehold improvement associated with the old office lease. The Company recognized a loss of $27,381 from such disposal.

NOTE 8 — RELATED PARTY TRANSACTIONS

In connection with the Company’s acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, the Company borrowed cash from related party, Ms. Lam Ngai Ngai, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders (see Note 1 and Note 11). This borrowing from related party is non-interest bearing and the Company made the repayment to related party in fourth quarter of fiscal year 2019 using cash generated from operating activities.

As of June 30, 2020 and December 31, 2019, balance due to related party comprises of advances from the Company’s principal shareholder and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand. Balance due to a related party amounted to $556,311 and $461,633 as of June 30, 2020 and December 31, 2019, respectively.

NOTE 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Island

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 2022. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2020 and 2019 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $32,449 and $35,171 for the six months ended June 30, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.01 and $0.01 for the six months ended June 30, 2020 and 2019, respectively.

The components of the income tax provision are as follows:

	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Current tax provision	$-	$-
Cayman	-	-
BVI	-	-
Hong Kong	-	-
PRC	48,675	52,756
	$48,675	$52,756
Deferred tax provision
Cayman	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
	$-	$-
Income tax provisions	$48,675	$52,756

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
China income tax statutory rate	25.0%	25.0%
Permanent difference	2.1%	0.5%
Changes in valuation allowance	(174.3)%	12.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Effective tax rate	(157.2)%	27.5%

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2020, all of the Company’s tax returns for its PRC Subsidiary remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Income tax payable	$435,517	$257,125
Value added tax payable	39,208	144,108
Other taxes payable	1,308	3,220
Total taxes payable	$476,033	$404,453

NOTE 10 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2020 and December 31, 2019, $2,019,001 and $1,701,662 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the six months ended June 30, 2020 and 2019, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the six months ended June 30, 2020, two customers accounted for approximately 57.1% and 33.2% of the Company’s total revenue, respectively. For the six months ended June 30, 2019, three customers accounted for approximately 46.0%, 23.7% and 14.9% of the Company’s total revenue, respectively.

As of June 30, 2020, one customer accounted for 96.2% of the total outstanding accounts and contracts receivable balance. As of December 31, 2019, one customer accounted for 82.1% of the total outstanding accounts and contracts receivable balance.

For the six months ended June 30, 2020, three suppliers accounted for approximately 26.2%, 25.6% and 25.4% of the total cost associated with revenue, respectively. For the six months ended June 30, 2019, one supplier accounted for approximately 12.5% of the total cost associated with revenue.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

China Liberal is an excepted company established under the laws of the Cayman Island on February 25, 2019. The original authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 1,000 ordinary shares were issued. On July 8, 2019, the Company amended its Memorandum of Association to subdivide the authorized shares from 50,000 shares at par value of $1.00 per share to 50,000,000 shares of ordinary shares with par value of $0.001 per share, and subdivide the already issued 1,001 shares to 1,001,000 shares at par value of $0.001 per share. On July 15, 2019, the Company issued additional 3,999,000 shares of ordinary shares with par value of $0.001 per share to current shareholders. As a result, there are total 5,000,000 share issued and outstanding. The issuance of these 5,000,000 ordinary shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Initial Public Offering

On May 12, 2020, the Company completed its IPO of 1,333,333 common shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $4.8 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Global Market under the symbol “CLEU.”

As of June 30, 2020 and December 31, 2019, the Company had a total of 6,333,333 and 5,000,000 ordinary shares issued and outstanding, respectively.

Acquisition of non-controlling interest

Before December 31, 2018, non-controlling interests represent five minority shareholders’ 8.8228% ownership interests in the Company’s subsidiary China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. The Company borrowed cash from related party to make the acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong (See Note 1 and Note 8). In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss was recognized from this transaction.

Statutory reserve and restricted net assets

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of June 30, 2020 and December 31, 2019, the restricted amounts as determined pursuant to PRC statutory laws totaled $407,534 and $379,952, respectively, and total restricted net assets amounted to $9,772,354 and $4,964,068, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the six months ended June 30, 2020 and 2019 were generated from the PRC. As of June 30, 2020 and December 31, 2019, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the six months ended June 30, 2020 and 2019, respectively:

	For the six months ended June 30, 2020 (Unaudited)
	Joint education programs	Technological consulting for “smart campus” solutions	Overseas study consulting	Textbook sales	Total
Revenue	$1,264,823	$933,240	$72,725	$-	$2,270,788
Cost of revenue	(263,579)	(1,206,524)	(12,412)	-	1,482,515
Gross profit (loss)	1,001,244	(273,284)	60,313	-	788,273
Operating expenses	(501,901)	(370,324)	(28,858)	-	(901,083)
Income (loss) from operations	499,343	(643,608)	31,455	-	(112,810)

Depreciation and amortization	7,489	4,402	343	-	12,234
Capital expenditure	7,147	5,273	411	-	12,831

Total assets	6,446,412	4,756,435	370,657	-	11,573,504
Total liabilities	$1,006,113	$742,352	$57,850	$-	$1,806,315

26

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING (continued)

	For the six months ended June 30, 2019 (Unaudited)
	Joint education programs	Technological consulting for “smart campus” solutions	Overseas study consulting	Textbook sales	Total
Revenue	$1,240,856	$625,896	$-	$13,316	$1,880,068
Cost of revenue	(535,638)	(479,384)	-	(7,633)	(1,022,655)
Gross profit	705,218	146,512	-	5,683	857,413
Operating expenses	(471,713)	(102,080)	(91,567)	(1,725)	(667,085)
Income (loss) from operation	233,505	44,432	(91,567)	3,958	190,328

Depreciation and amortization	13,412	6,764	144	-	20,320
Capital expenditure	8,597	4,337	92	-	13,026

Total assets	3,655,666	2,234,017	880,067	-	6,769,750
Total liabilities	$306,551	$453,722	$614,641	$-	$1,374,914

NOTE 13 — SUBSEQUENT EVENTS

The Company’s operations may be affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. The Company’s revenue from Sino-foreign jointly managed academic programs was not significantly impacted because the Company has been providing distance teaching services to students and no dropout has been reported to the Company during the temporary school closure period from late December 2019 to the reopening of schools in May 2020. Most recently, the Company increased the number of students enrolled in its Sino-foreign jointly managed education programs with two colleges during the 2021 academic school year starting from the 2020 fall semester. Total enrolled number of students increased by 14% as compared to the same period of last year. As the Chinese universities/colleges have gradually reopened since May 2020, the Company has substantially completed the delayed “smart campus” projects during the summer 2020.

The Company recently developed and launched new product to provide highly integrated visualization solutions in order to broaden the smart campus line of business and also started to provide technological consulting services to business entities in addition to universities/colleges.

Nevertheless, the continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

27